[  ] Form 10-K	[  ] Form 20-F	[  ] Form 11-K	[  ] Form 10-Q	[  ] Form N-SAR

For the Period Ended:

[X] Transition Report on Form 10-K	[  ] Transition
Report on Form 10-Q
[  ] Transition Report on Form 20-F [  ] Transition
Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended: December 31, 1998
Nothing in this Form shall be construed to imply that the Commission has verified any Information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
Full Name of Registrant: eConnect
Former Name, if Applicable: Betting, Inc.

Address of Principal Executive Office (Street and
Number):

2500 Via Cabrillo Marina, Suite 112
San Pedro, California 90731
PART II - RULES 12b-25 (b) AND (c)
If the subject report could not be filed without
reasonable effort or expense and the registrant
seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if
appropriate)
[  ] (a) The reasons described in reasonable detail
in Part III of this form could not be eliminated
without unreasonable effort or expense;
[X] (b) The subject annual report or semi-annual
report, transition report on Form 10-K, Form 20-F,
11-K or Form N-SAR, or portion thereof will be filed
on or before the fifteenth calendar day following
the prescribed due date; or the subject Quarterly
report or transition report on Form 10-Q, or portion
thereof, will be filed on or before the fifth
calendar day following the prescribed due date; and
[  ] (c) The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if
applicable)
PART III - NARRATIVE
The Registrant's accounting staff has just completed
assembling the data for the transition period ended
December 31, 1998 due to the recent timely filing of
a Form 10-QSB for the quarter ended June 30, 1999
necessitated by a recent change in fiscal year, and
the engagement of a new independent public
accountant for the Registrant.
PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact
in regard to this notification:
Brian F. Faulkner, Esq.:  (702) 732-2253.
(2) Have all or other periodic report required under
section 13 or 15(d) of the Securities Exchange Act
of 1934 or section 30 of the Investment Company act
of 1940 during the preceding 12 months or for such
shorter period that the registrant was required to
file such report(s) been filed? If the answer is no,
identify report(s).
[X] Yes	[  ] No
(3) Is it anticipated that any significant change in
results of operations from the corresponding period
for the last fiscal year will be reflected by the
earnings statements to be included in the subject
report or portion thereof?
[  ] Yes	           [X] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See explanation below:
The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.
eConnect

Dated: August 18, 1999				By: /s/
Thomas S. Hughes
							Thomas S. Hughes,
President

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING